UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended December 31, 2007
Commission file number: 001-33841
VULCAN MATERIALS COMPANY
THRIFT PLAN FOR SALARIED EMPLOYEES
(Full title of the plan)
VULCAN MATERIALS COMPANY
(Name of issuer of the securities held pursuant to the plan)
1200 Urban Center Drive
Birmingham, Alabama 35242
(Address of issuer’s principal executive offices and address of the plan)
Vulcan Materials Company
Thrift Plan for Salaried Employees

Financial Statements as of December 31, 2007 and 2006,
for the Year Ended December 31, 2007,
Supplemental Schedule as of December 31, 2007,
and Report of Independent Registered Public Accounting Firm

VULCAN MATERIALS COMPANY
THRIFT PLAN FOR SALARIED EMPLOYEES

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:
Statements of Net Assets Available for Benefits as of December 31, 2007 and 2006	2
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2007	3
Notes to Financial Statements	4

SUPPLEMENTAL SCHEDULE —
Form 5500, Schedule H, Part IV, Line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2007	9

NOTE: All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

SIGNATURES	10

EXHIBIT 23 — CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	11

EXHIBIT 99 — CERTIFICATION PURSUANT TO SECTION 906 OF SARBANES-OXLEY	12

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Trustees and Participants of
Vulcan Materials Company Thrift Plan
For Salaried Employees
We have audited the accompanying statements of net assets available for benefits of Vulcan Materials Thrift Plan for Salaried Employees (the “Plan”) as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the year ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2007 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2007 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.
/s/DELOITTE & TOUCHE LLP
Birmingham, Alabama
June 30, 2008

VULCAN MATERIALS COMPANY THRIFT PLAN FOR SALARIED EMPLOYEES
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2007 AND 2006

	2007	2006
ASSETS

Interest in Vulcan Materials Company Retirement Savings Trust, at fair value	$485,985,497	$518,994,431
Participant loans	7,941,785	7,391,576
Employer contributions receivable	2,127,344	2,278,094

NET ASSETS AVAILABLE FOR BENEFITS — At fair value	496,054,626	528,664,101

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(621,541)	(440,305)

NET ASSETS AVAILABLE FOR BENEFITS	$495,433,085	$528,223,796

See notes to financial statements.

VULCAN MATERIALS COMPANY THRIFT PLAN FOR SALARIED EMPLOYEES
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2007

ADDITIONS TO NET ASSETS:

Participant loan interest income	$587,111

Contributions:
Participants	16,098,556
Employer	7,071,410

Total contributions	23,169,966

Transfer of participants’ investment accounts from other Vulcan Materials Company plans (Note 1)	2,118,040

Total additions to net assets	25,875,117

DEDUCTIONS FROM NET ASSETS -
Investment loss from interest in Vulcan Materials Company Retirement Savings Trust	10,707,042
Withdrawals by participants	47,958,786

Total deductions from net assets	58,665,828

NET DECREASE	(32,790,711)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	528,223,796

End of year	$495,433,085

See notes to financial statements.

VULCAN MATERIALS COMPANY THRIFT PLAN FOR SALARIED EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2007 AND 2006, AND FOR THE YEAR ENDED DECEMBER 31, 2007
1.	DESCRIPTION OF THE PLAN

General — The Vulcan Materials Company Thrift Plan for Salaried Employees (the “Plan”), a defined contribution employee benefit plan established effective January 1, 1965, and most recently restated January 1, 2006 and amended effective November 16, 2007, provides for accumulation of savings, including ownership of common stock of Vulcan Materials Company (the “Company”), for salaried employees of the Company hired prior to July 15, 2007.

The Company has designated a portion of the Plan consisting of the Vulcan Materials Company common stock fund as an Employee Stock Ownership Plan (ESOP). The ESOP fund allows a participant to elect to have the dividends on Vulcan Materials Company common stock reinvested in the Company’s common stock or paid to the participant in cash.

A participant may transfer between the Company’s divisions. In these instances, the net assets of the participant’s account will be transferred between the other defined contribution employee benefit plans that participate in the Vulcan Materials Company Retirement Savings Trust (the “Master Trust”).

All assets of the Plan are held by The Northern Trust Company of Chicago, Illinois (the “Trustee”). The Company pays the administrative costs of the Plan, including the Trustee’s fees and charges. Hewitt Associates, LLC (the “Recordkeeper”) is the recordkeeper for the Plan.

Participation and Vesting — Generally, salaried employees qualify to participate on the first day of the month following or coincident with one month of employment service. Participants are fully vested in all contributions at all times. Effective on and after July 15, 2007, no newly hired individual will become a participant in the Plan. Employees hired on or after July 15, 2007, are eligible for participation in the Vulcan Materials Company 401(k) and Profit Sharing Retirement Plan. Former participants who are reemployed may reenter the Plan.

Contributions — The Plan is funded through contributions by participants and the Company. The Plan provides for two types of employee contributions to the Plan: pay conversion contributions (pretax) and after-tax contributions. An employee may designate multiples of 1%, ranging from 1% to 35%, of earnings as either pay conversion contributions, after-tax contributions, or any combination of the two. Pay conversion contributions, which are subject to annual increases pursuant to federal regulations, are limited to a maximum dollar amount of $15,500 in 2007. Certain additional limits may be imposed on the amount of contributions by or on behalf of certain higher-paid employees. For participants over the age of 50, additional contributions may be made in the amount of $5,000 for the year ended December 31, 2007.

The Company expects to make matching contributions out of accumulated earnings and profits to match a portion of an employee’s contribution (whether pretax, after-tax, or both) ranging from 0% to 100% of that contribution, not to exceed 4% of the employee’s earnings. In addition to the contributions described above, the Company may make an additional discretionary bonus matching contribution on the last day of the Plan year, equal to a percentage of the after-tax contributions and pay conversion contributions, which in aggregate exceed 4% but do not exceed 6% of the employee’s earnings for the portion of the Plan year in which the employee was an eligible participant. These discretionary contributions totaled approximately $2,130,000 for the year ended December 31, 2007.

Investment Options — Participants’ contributions are invested in 14 separate investment funds of the Plan in proportions elected by the participant. The Company’s matching contributions are invested in the company stock fund, which invests primarily in the Company’s common stock and as of January 1, 2007, are available for immediate reallocation by the participants. Prior to January 1, 2007, participants were required to maintain matching contributions in the Company common stock fund for a certain period of time, therefore these amounts were considered nonparticipant directed as of December 31, 2006.

Participant Accounts — Separate accounts are maintained for each participant for matched, unmatched, and Company contributions and accumulated earnings thereon. Additionally, subaccounts are maintained for matched and unmatched accounts for the portion of each account that is attributable to pretax contributions and the portion attributable to after-tax contributions. Earnings (losses) are allocated daily to each participant’s account in the ratio of the participant’s account balance to total participants’ account balances. Distributions and withdrawals are charged to participant accounts.

Distributions and Withdrawals — Upon termination of employment, disability (as defined in the Plan), or death, a participant or his or her beneficiary is entitled to his or her entire account. Distributions are made in cash, except that the portion invested in common stock of the Company may be distributed in whole shares of such stock, if requested by the participant or beneficiary. An employee terminating after January 1, 1983, can maintain his or her account in the Plan until age 70-1/2 if the value of such account exceeds $5,000.

Prior to a termination of employment, a participant may withdraw any amount up to the value of his or her entire account provided, however, that (1) no portion of an actively employed participant’s pay conversion contribution account may be distributed to him or her before age 59-1/2, unless the administrative committee approves a “hardship” withdrawal (as defined in the Plan) and (2) the preceding 24 months of matching contributions may not be withdrawn by an actively employed participant who has not been a participant in the Plan for at least 60 months.

Participant Loans — A participant may apply for a loan at any time provided that the participant is receiving compensation from which payroll deductions may be made. The amount of the loan cannot exceed the lesser of 50% of the participant’s total account, less the outstanding balance of all existing loans, or $50,000, reduced by the highest outstanding balance of existing loans during the 12 months preceding the effective date of such loan. If a loan is made, the participant shall execute a note payable to the Trustee in the amount of the loan bearing interest at the Prime interest rate, plus 1%. The average rate of interest on loans approximated 8.1% and 6.9% as of December 31, 2007 and 2006, respectively. A loan is considered an investment of the Plan. The participant’s investment accounts will be reduced by the amount of the loan. Any repayment made will be allocated to the participant’s investment accounts in accordance with his or her current investment direction. Loans must be repaid in monthly installments through payroll deductions within 60 months.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The financial statements of the Plan have been prepared in accordance with accounting principles generally accepted in the United States of America.

As of December 31, 2007 and 2006, the statements of net assets available for benefits presents the fair value of investments as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value in accordance with Financial Accounting Standards Board (“FASB”) Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”). As described in the FSP, investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measure for fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by the FSP, the plan adopted the FSP for the year ended December 31, 2006. The statement of changes in net assets available for benefits is prepared on a contract value basis.

Recently Issued Accounting Pronouncement — In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 157, “Fair Value Measurements” (“FAS 157”), which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. FAS 157 does not require new fair value measurements, but provides guidance on how to measure fair value by establishing a fair value hierarchy used to classify the source of information. FAS 157 is effective for fiscal years beginning after November 15, 2007. The Plan’s management is currently evaluating the impact the adoption of FAS 157 would have on the Plan’s financial position or results of operations.

Valuation of Investments and Income Recognition — The Plan’s investment in the Master Trust represents its proportionate interest. The Plan’s investment in the Master Trust is presented at estimated fair value, which has been determined based on the underlying fair values of the assets of the Master Trust.

Investments, other than stable value funds, are reported at fair value. Investments in securities traded on national and over-the-counter exchanges are valued at the closing bid price of the security as of the last day of the year. Investments in common/collective-trust funds are stated at estimated fair value based on the underlying investments in those funds. Fully benefit-responsive stable value funds are stated at fair value and then adjusted to contract value. Contract value represents contributions made under the contract, plus earnings, less withdrawals and administrative expenses. There are no reserves against contract value for credit risks of the contract issuer or otherwise. The average yield and crediting interest rate was approximately 5.27% and 5.90%, respectively for 2007. Loans to participants are valued at outstanding loan balances, which approximate fair value.

The average cost of securities sold or distributed is used to determine net investment gains or losses realized. Security transactions are recorded on the trade date. Distributions of common stock, if any, to participants are recorded at the market value of such stock at the time of distribution. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Investment manager fees are netted against Plan investment income. Expenses incurred in connection with the transfer of securities, such as brokerage commissions and transfer taxes, are added to the cost of such securities or deducted from the proceeds thereof.

Use of Estimates and Risks and Uncertainties — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates. The Master Trust invests in various securities including U.S. government securities, corporate debt instruments, stable value funds, other equities, common/collective-trusts, interest-bearing cash, commingled funds, corporate equity investments, and corporate stocks. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Payment of Benefits — Benefits are recorded when paid.

3.	INTEREST IN MASTER TRUST

The Plan’s investment assets are held in a trust account by the Trustee. Use of the Master Trust permits the commingling of investment assets of a number of employee benefit plans of the Company. Each participating plan has an undivided interest in the Master Trust. Although assets of the plans are commingled in the Master Trust, the Recordkeeper maintains supporting records for the purpose of allocating the net gain or loss of the investment account to the participating plans.

The fair value of investments of the Master Trust at December 31, 2007 and 2006, are summarized as follows:

	2007	2006
Vulcan Materials Company common stock*	$312,109,010	$375,531,031
Stable value fund	35,295,147	33,419,210
Corporate debt investments-preferred	42,233,352	89,905,555
U.S. government securities	41,271,526	93,064,350
Other equities	464,274,187	236,332,840
Interest-bearing cash	82,184,223	70,285,005
Value of interest in common/collective-trusts	182,932,018	272,916,274
Commingled funds holding principally venture capital and partnership investments	80,161,245	66,946,327

Total assets	1,240,460,708	1,238,400,592

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(1,587,111)	(1,050,635)

	$1,238,873,597	$1,237,349,957

Percentage of Plan’s investments in the Master Trust’s investments	39.2%	41.9%

*	Fully participant-directed as of December 31, 2007. Includes participant and nonparticipant-directed investments as of December 31, 2006. The Master Trust’s investment in the Company’s common stock is held solely by participants in the Company’s defined contribution plans.

The total investment income of the Master Trust for the year ended December 31, 2007, is summarized as follows:

Interest	$10,687,766
Dividends	7,880,892
Other	4,096,731
Net investment gains	29,768,993

Total	$52,434,382

4.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in the Employee Retirement Income Security Act.

5.	FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated January 10, 2003, that the Plan and related trust were designed in accordance with the applicable regulations of the Internal Revenue Code (“IRC”). The Plan has been amended since receiving the determination letter; however, the Company and Plan administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC and that the Plan and the related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

6.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

At December 31, 2007 and 2006, the Master Trust held 3,847,598 and 4,122,980 shares, respectively, of common stock of the Company with a cost basis of $172,815,016 and $154,531,355, respectively. During the year ended December 31, 2007, the Master Trust recorded dividend income of $7,047,509 attributable to its investment in the Company’s common stock.

VULCAN MATERIALS COMPANY THRIFT PLAN FOR SALARIED EMPLOYEES
FORM 5500, SCHEDULE H, PART IV, LINE 4i —
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2007

	(c) Description of Investment, Including
(a) (b) Identity of Issue, Borrower,	Maturity Date, Rate of Interest,		(e) Current
Lessor, or Similar Party	Collateral, and Par or Maturity Value	(d) Cost	Value
* Various plan participants	Participant loans at interest rates of 5.0% to 11.0% maturing in 1 to 60 months	**	$7,941,785

*	Party-in-interest.

**	Cost information is not required for participant-directed investments and, therefore, is not included.

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

VULCAN MATERIALS COMPANY THRIFT PLAN FOR SALARIED EMPLOYEES
Date: June 30, 2008	By:	/s/ Charles D. Lockhart
Charles D. Lockhart
Chairman of the Administrative Committee